UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

UroGen Pharma Ltd.

File No. 333-217201 - CF#34600

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UroGen Pharma Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on April 7, 2017, as amended.

Based on representations by UroGen Pharma Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.5   through December 28, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary